Dear Fellow Shareholders:

  For the year ended December 31, 2008, only the Brandywine Fund had reportable earned income from the following types of government securities.

Brandywine Fund

Federal Home Loan Bank	4.98%
Federal National Mortgage Association	0.01%

  For residents of Massachusetts the Brandywine Fund did not pay any capital gain distributions from assets held for more than one year.

  The Brandywine Blue Fund and Brandywine Advisors Midcap Growth Fund did not pay any distributions this year.

     This information is provided for your convenience in preparing your tax returns. To determine the amount, if any, that is exempt from taxation in your state of residence, please consult your tax adviser.

DST Output Item #64814